UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month     July 2005

Commission File Number     0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F   X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:          July 22, 2005

DESCRIPTION:                  Material Change Report – Company’s agreement with PAG Worldwide Limited was terminated in June 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  July 22, 2005

By                              “Doris Meyer”

                                        (Signature)

                                                                                          Doris Meyer, Assistant Corporate Secretary

                                                                                                     Asia Pacific Resources Ltd.

MATERIAL CHANGE REPORT

1.    Reporting Issuer

Full name of the Issuer:

Asia Pacific Resources Ltd.  ("Asia Pacific" or the "Company")

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.    Date of Material Change

June 17, 2005

3.    Press Release

The date and place(s) of issuance of the press release are as follows:

July 22, 2005

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.    Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

In June 2005, the Company's agreement with PAG Worldwide Limited was terminated.

5.    Full Description of Material Change\

On January 10, 2005 the Company entered into a success fee based agreement with PAG Worldwide Limited ("PAG"), specialist advisors, to assist the company to secure an Udon South Mining License ("USML").  The new agreement included a series of milestone events, and associated payments, leading up to the issue of  the USML.  The milestones were not achieved.  The agreement was terminated and the options granted at the initiation of the agreement with PAG were cancelled on June 17, 2005.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.    Omitted Information

Not Applicable

8.    Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Assistant Corporate Secretary
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.    Date of Report

                DATED at New Westminster, British Columbia, this 22nd day of July 2005.

"Doris Meyer"

Doris Meyer, Assistant Corporate Secretary